

April 20, 2011

Kenneth B. Liebscher
Chief Executive Officer
Tiger Oil & Energy, Inc.
7230 Indian Creek Ln. Ste. 201
Las Vegas, NV 89149

      Re: Current Report on Form 8-K/A
              Filed January 28, 2011
              Current Report on Form 8-K
              Filed October 4, 2010
              File No. 000-53241

Dear Mr. Liebscher:

      We issued comments to you on the above captioned filing on February 11, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect that you will submit a supplemental response on EDGAR by May 4, 2011 addressing the outstanding comments.

      If you do not respond to the outstanding comments by May 4, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

      You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Kenneth B. Liebscher
Tiger Oil & Energy, Inc.
April 20, 2011
Page 2

Sincerely,

Pamela Long
Assistant Director

Cc: Harold P. Gewerter, Esq. (via facsimile (702) 382-1759)
      2705 Airport Drive
      N. Las Vegas, NV 89032